

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2014

<u>Via E-mail</u>
Gary B. Halverson
President and CEO
Cliffs Natural Resources, Inc.
200 Public Square, Suite 3300
Cleveland, Ohio 44114-2315

Re: Cliffs Natural Resources Inc.
     Definitive Additional Proxy Solicitation Materials filed under cover of Schedule 14A
     Filed in 2014 by Cliffs Natural Resources on: July 2nd and June 23rd, 26th, and 27th
     File Number: 001-08944

Dear Mr. Halverson,

          We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

          Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing any amendment to the filings and any information you provide in response to these comments, we may have additional comments.

June 23rd DEFA14A Filing

1. Page two of the letter states that "THERE IS NOTHING STRATEGIC ABOUT CASABLANCA'S 'STRATEGY'…" This statement has been introduced as a statement of fact for which Cliffs has not provided a reasonable basis to assert. Unless Casablanca has not discussed various strategies, including Cliffs' need to refocus on its core U.S. Iron Ore business, and improve operating profitability and optimize capital allocation, the capitalized statement appears insupportable. Please provide the factual foundation for this statement, or alternatively retract the statement in the next proxy solicitation filing. To the extent a factual basis does exist, please ensure that future such characterizations are introduced as a belief, and provide the factual substantiation for such statements in the public communication.

2. Please provide us with the factual basis for each of the following statements:

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July 2, 2014
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- Casablanca "has admitted that its goals are short-term – multiple conversations with members of the Cliffs Board, Casablanca has indicated that it wishes to hold its stake in Cliffs' common stock for no more than 18 months.";

- "MR. GONCALVES AND CASABLANCA'S OTHER NOMINEES LACK CRUCIAL INDUSTRY EXPERIENCE NEEDED TO NAVIGATE TODAY'S VOLATILE PRICING ENVIRONMENT.";

- "Casablanca has been instigating for changes meant to bring about short-term gains at the expense of long-term value.";

- "Casablanca has abandoned its own idea of spinning of Bloom Lake Mine with Asia Pacific Iron Ore business unit to create Cliffs International,' most likely because…";

- "Casablanca is prioritizing short-term gains over positioning Cliffs for long-term, profitable growth across various commodity pricing cycles."; and

- "The facts are clear: Cliffs' Management team has implemented sustainable, long-term financial and operating policies while Casablanca has urged short-term financial engineering in a volatile iron ore and met coal price environment."

In addition, in the event the cited statements have an adequate factual foundation, please confirm that future assertion of these same points will be qualified as statements of opinion or belief and not represented as statements of fact.

June 26th DEFA14A Filing

3. Please refer to the following statement: "we urge you to protect your investment and support the continued execution of Cliffs' disciplined strategy… as opposed to the potentially value-destroying short-term agenda of a single shareholder with no mining or commodity driven company experience looking to establish a reputation as an 'activist' investor." The foregoing statement appears factually insupportable. Unless Cliffs relied upon objectively-determinable factual evidence to disclose Casablanca's motivation for offering security holders an alternative slate of nominees was to establish a reputation as an "activist" investor, please retract the statement in the next proxy solicitation filing made pursuant to Rule 14a-6.

4. Please refer to the following statement: "[b]y supporting any of Casablanca's nominees, you risk handing over the Cliffs Board to a hedge fund with no mining or commodity experience looking to strip the Company's assets at the expense of long term value." Given that all directors, whether nominated by the existing Board or by Casablanca, will owe identical fiduciary and other duties to all shareholders, the assertion that shareholders risk "handing over the Cliffs Board to a hedge fund" implies that Casablanca will control the Board if successful in the proxy solicitation. Because only one of Casablanca's nominees is affiliated

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July 2, 2014
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with Casablanca, and as a factual and legal matter, the insurgent will otherwise not be in control of the Cliffs' Board following a successful solicitation, the reference to "handing over control" is insupportable. The assertion that Casablanca is "looking to strip the Company's assets at the expense of long term value" also needs to have objectively determinable factual support. Please provide us with the factual basis for this statement, or alternatively retract the entire statement quoted above in the next communication filed pursuant to Rule 14a-6.

June 27th DEFA14A Filing

5. Please provide us with the factual basis for each of the following statements:

   o "aggressively involved [in]…position[ing] management incentives in alignment with shareholder returns" (or clarify that it pertains solely to long-term management incentives);

   o "…Casablanca has urged financial engineering…"; and

   o "Casablanca is aiming for disproportionate representation on the Board…" (especially given that any candidate nominated by Casablanca will owe fiduciary and other duties to all shareholders, and such duties will be identical to those owed by director candidates nominated by Cliffs).

In addition, in the event the cited statements have an adequate factual foundation, please confirm that future assertion of these same points will be qualified as statements of opinion or belief and not represented as statements of fact.

July 2nd DEFA14A Filings

6. Refer to the statement in the July 1st press release that asserts "[t]his late addition to the Casablanca Capital Slate removes any doubt that Casablanca continues to try to acquire control of the Cliffs Board of Directors." Refer also to the statement indicates "handing over control of the Board to a single minority shareholder with a short-term and value destructive agenda would put the Company and all other shareholders at significant risk." The June 9th written response from the law firms of Wachtell, Lipton, Rosen and Katz and Jones Day, however, expressly confirmed "on behalf of the Company that future references to control will be properly qualified." Please reconcile the disclosure cited above, to which objections previously have been made, with the reply received in the comment reply letter dated June 9th, 2014. In addition, please print a retraction of the statement given that Casablanca will not be in control of the Board even if all of their nominees are elected and the reference to "short-term and value destructive agenda" is a statement of opinion or belief and not a statement of fact.

7. Refer to the repeated statements in the July 2, 2014 press release that the current contested proxy solicitation is "costly." Advise us, with a view toward revised disclosure, whether or

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July 2, 2014
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not the description of costs in Cliffs' definitive proxy statement needs to be revised to reflect any material changes to the cost estimate provided. Please provide us with a brief legal analysis in support of any decision not to amend the definitive proxy statement.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact me at (202) 551-3266 to discuss any questions or comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

CC: David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz